SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 18)*


                         Volt Information Sciences, Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   928703 10 7
                                   -----------
                                 (CUSIP Number)


                                December 31, 2004
            ---------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     |_|  Rule 13d-1(b)

     |_|  Rule 13d-1(c)

     |X|  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP No. 928703 10 7
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1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
               William Shaw
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]

     (b)  [ ]
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3.   SEC Use Only
     ---------------------------------------------------------------------------

4.   Citizenship or Place of Organization    United States of America
     ---------------------------------------------------------------------------

Number of           5. Sole Voting Power             3,585,548
Shares Bene-        ------------------------------------------------------------
ficially Owned      6. Shared Voting Power                   0
By Each             ------------------------------------------------------------
Reporting           7. Sole Dispositive Power        3,585,548
Person With         ------------------------------------------------------------
                    8. Shared Dispositive Power              0
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9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     3,585,548
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions) [ ]
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11.  Percent of Class Represented by Amount in Row (9)
     23.4%
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12.  Type of Reporting Person (See Instructions)
     IN
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                                      -2-
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CUSIP No. 928703 10 7
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Item 4. Ownership.

     The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 3,585,548 shares.

     Pursuant to the rules of the Securities and Exchange Commission respecting beneficial ownership, includes 45,000 shares which were not actually outstanding, but which were issuable upon exercise of options held by the undersigned, each of which are presently exercisable in full. Such shares are also considered outstanding for the purpose of computing the "Percent of Class" below. Also includes (i) 1,500,000 shares owned by the undersigned as trustee under two trusts for his benefit, (ii) 2,304.7812 shares held for the undersigned's benefit under the Company's Employee Stock Ownership Plan (the "ESOP") as at December 31, 2004, which ESOP was merged into the Company's 401(k) Savings Plan (as merged, the "Plan") as of January 1, 2000; however, separate accounts are maintained for the shares held under the ESOP and Savings Plan feature of the Plan, (iii) 20,969.26 shares held for the undersigned under the Savings Plan features of the Plan as at December 31, 2004, and (iv) 99,561 shares held as sole trustee for the benefit of the undersigned's wife, as to which 99,561 shares the undersigned disclaims beneficial ownership. Subsequent to December 31, 2004, the trust described in clause (iv) terminated and 50,829 shares were distributed to the undersigned and 48,732 shares were distributed to adult daughters of the undersigned. The effect of this was to reduce the number of shares beneficially owned by the undersigned to 3,536,816.


     (b)  Percent of class: 23.4%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote: 3,585,548*

          (ii)  Shared power to vote or to direct the vote: 0

          (iii) Sole power to dispose or to direct the disposition of:
                3,585,548*

          (iv)  Shared power to dispose or to direct the disposition of: 0

* The aggregate of ESOP and Plan share ownership has been rounded to the nearest whole number.

CUSIP No. 928703 10 7
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005

                                                           /s/ William Shaw
                                                           ---------------------
                                                               William Shaw

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